Exhibit 3(i)

SECOND ARTICLES OF AMENDMENT TO

THE SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ARCIMOTO, INC.

1.	The name of the Company is Arcimoto, Inc. (the “Company”).

2.	The Second Amended and Restated Articles of Incorporation (the “Restated Articles”) of the Company are amended by deleting Section 4.1 of Article IV and replacing it with the following:

“4.1 Number of Shares. The Company is authorized to issue 60,000,000 shares of Common Stock, without par value, and 5,000,000 shares of Preferred Stock, without par value.”

3.	Upon the recommendation of the Company’s board of directors, the shareholders of the Company approved and adopted this amendment on May 11, 2019 at the Company’s annual meeting of shareholders (the “Annual Meeting”). Of the 15,538,765 shares of the Company’s Common Stock and the 2,000,000 shares of the Company’s Class C Preferred Stock outstanding and entitled to vote together at the Annual Meeting, 13,607,207 shares were voted for the amendment and 308,294 shares were voted against the amendment.

4.	Principal Place of Business 2034 West 2nd Avenue Eugene, Oregon 97402

5.	Individual with Direct Knowledge Douglas M. Campoli c/o Arcimoto, Inc. 2034 West 2nd Avenue Eugene, Oregon 97402

6.	This amendment to the Restated Articles shall be effective on May 15, 2019.

I declare as an authorize signer, under penalty of perjury, that this document does not fraudulently conceal, fraudulently obscure, fraudulently alter or otherwise misrepresent the identity of the person or any officers, directors, employees or agents of the corporation. This filing has been examined by me and is, to the best of my knowledge and belief true, correct, and complete. Making false statements in this document is against the law and may be penalized by fines, imprisonment or both.

By:	/s/ Douglas M. Campoli
Name:	Douglas M. Campoli
Title:	Chief Financial Officer of Arcimoto, Inc.